

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Via E-mail
Edward Kaye, M.D.
Interim Chief Executive Officer
Sarepta Therapeutics, Inc.
215 First Street
Suite 415
Cambridge, MA 02142

>   Re: **Sarepta Therapeutics, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 20, 2015**
>   **File No. 001-14895**

Dear Dr. Kaye:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director